NoAct
P.E. 12-12-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03000708

January 27, 2003

Act 1934
Section
Rule 14A-8
Public Availability 1-27-2003

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Jay L. Swanson
Dorsey & Whitney LLP
Suite 1500
50 South Sixth Street
Minneapolis, MN 55402-1498

Re: U.S. Bancorp
Incoming letter dated December 12, 2002

Dear Mr. Swanson:

This is in response to your letter dated December 12, 2002 concerning the shareholder proposal submitted to U.S. Bancorp by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Gerald R. Armstrong
910 Fifteenth Street, No. 754
Denver, CO 80202-2984

DORSEY & WHITNEY LLP

MINNEAPOLIS
NEW YORK
SEATTLE
DENVER
WASHINGTON, D.C.
NORTHERN VIRGINIA
DES MOINES
LONDON
ANCHORAGE
SALT LAKE CITY
BRUSSELS

SUITE 1500
50 SOUTH SIXTH STREET
MINNEAPOLIS, MINNESOTA 55402-1498
TELEPHONE: (612) 340-2600
FAX: (612) 340-2868
www.dorseylaw.com

JAY L. SWANSON
(612) 340-2763

COSTA MESA
BILLINGS
FARGO
HONG KONG
GREAT FALLS
ROCHESTER
TOKYO
MISSOULA
VANCOUVER
TORONTO
SHANGHAI

December 12, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal Submitted to U.S. Bancorp by Gerald R. Armstrong

Ladies and Gentlemen:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the intention of our client, U.S. Bancorp, a Delaware corporation (the "Company"), to omit from its proxy statement and form of proxy for the Company's 2003 annual meeting of stockholders (together, the "Proxy Materials") the proposal (the "Proposal") submitted to the Company by Gerald R. Armstrong (the "Proponent"). Copies of the Proposal and accompanying cover letter dated November 4, 2002 are attached hereto as Attachment A.

On behalf of the Company, we respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if the Company omits the Proposal (including both the resolution and the supporting statement) from the Proxy Materials. The specific reasons why the Company believes omission to be proper and the legal support for this conclusion are discussed below.

I. The Proposal

The resolution portion of the Proposal states: "That U.S. BANCORP shareholders request the Board of Directors to take the steps necessary in the voting on any matter by shareholders, a simple majority of the shares outstanding shall cause that matter to be binding rather than requiring the super-majority of 80% of the shares outstanding."

II. Background

The Company's Amended and Restated Certificate of Incorporation (the "Certificate") require an 80% stockholder vote for the following: (i) amendments to the Certificate changing the process for electing directors, (ii) amendments to the Certificate changing the terms of the Company's directors and (iii) approval of certain business transactions between the Company and a 10% stockholder of the Company (unless the transaction has been approved by the Company's Board of Directors). The Proposal apparently requests the Board of Directors to support amendments to the Certificate that would (a) remove these supermajority voting provisions and (b) require a majority vote of the outstanding shares of voting stock to approve all matters presented for a vote to the stockholders.

The resolution portion of the Proposal is identical to a resolution the Proponent proposed for adoption by the Company's stockholders last year. The Proponent's 2002 proposal (the "2002 Proposal") was included in the Company's 2002 proxy statement. Although the proposed resolutions contained in the 2002 Proposal and in the Proposal are identical, the supporting statement for the Proposal is different than the supporting statement for the 2002 Proposal.

The 2002 Proposal was approved by the Company's stockholders at the 2002 annual meeting. However, the Board of Directors, after due consideration and upon recommendation of the Board's Governance Committee, has determined not to include a proposal in the 2003 proxy statement to amend the Certificate in order to implement the 2002 Proposal. The reasons for this decision are the same as the reasons the Company's Board of Directors unanimously recommended that the Company's stockholders vote against the 2002 Proposal (*i.e.*, that (i) the supermajority voting provisions of the Certificate are a critical means of preserving stockholder value in the face of an inadequate and coercive takeover bid and (ii) as discussed below in the last paragraph of Section III.A. below, the 2002 Proposal would fundamentally change stockholder voting requirements with respect to routine matters and make such matters more difficult to approve).

III. The Proposal May Be Omitted Under Rule 14a-8(i)(3) Because It Is Materially False and Misleading

A stockholder proposal may be omitted under Rule 14a-8(i)(3) if the proposal or supporting statement is contrary to any of the Securities and Exchange Commission's proxy rules, including Rule 14a-9, which prohibits false and misleading statements of material fact in proxy soliciting materials. The Company believes the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3), because the supporting statement for the Proposal contains materially false and misleading statements. In addition, the Proposal is excludable under Section 14a-8(i)(3), because the supporting statement contains unsupported generalizations and unsubstantiated statements and impugns the character, integrity and personal reputation of the Company's directors without factual support.

A. The Proposal Contains Misstatements and Omissions of Material Fact

The supporting statement for the Proposal contains many statements that are clearly false and misleading. The second paragraph of the supporting statement reads as follows: "As stated in last year's proxy statement, at U.S. BANCORP, shareholders owning a majority of the shares outstanding, may not be recognized by the Board as there is a requirement that matters of significance have a vote of 80% of the shareholders outstanding to be passed." The paragraph is false and misleading in two important respects.

First, the clause "as stated in last year's proxy statement" at the beginning of the paragraph strongly implies that the statement in the paragraph was included by the Company's Board of Directors and management in its 2002 proxy statement. In fact, the paragraph was part of the supporting statement for the 2002 Proposal prepared by the Proponent. Obviously, it is misleading not to make clear that the statement was part of the Proponent's 2002 Proposal rather than another portion of the proxy statement prepared by the Company.

Second, this paragraph of the Proposal is misleading because it states that "there is a requirement that matters of significance" cannot be approved by the stockholders without an 80% supermajority vote. As discussed above, the supermajority vote requirement is limited to three specific types of proposals (*i.e.*, amendments changing the process for electing directors or changing the terms of the directors or approval of certain business transactions between the Company and any 10% stockholder). Without identifying the specific matters currently subject to the supermajority vote, the supporting statement implies that a much broader range of significant matters must be approved by supermajority vote. Accordingly, the second paragraph of the supporting statement is materially false and misleading.

The third paragraph of the supporting statement also contains false and misleading statements of material fact. This paragraph states that, as a result of the supermajority voting requirements, "1% of the shares" would be able to "override the 79% majority." This statement is simply not true. In order for a matter requiring the 80% stockholder vote to be rejected, holders of more than 20% of the Company's outstanding shares must have voted against or abstained from voting on the matter. Under the Proponent's logic, holders of 1% of the outstanding shares could always override the votes of the other stockholders, regardless of the voting requirement necessary to approve the matter.

The ninth paragraph of the supporting statement is also materially misleading. This paragraph states that a survey by McKinsey & Co. has shown that institutional investors would pay an 18% premium for the stock of companies with "good corporate governance." This paragraph does not define "good corporate governance;" instead, it seems to imply that the elimination of supermajority voting provisions is synonymous with good corporate governance. Also, the statement suggests that the value of the Company's stock will increase if the Proposal is adopted. The Proponent provides no statistical or anecdotal support whatsoever for this conclusion.

The Proposal is misleading because it proposes a fundamental change to the stockholder voting requirements of the Company without adequate disclosure or explanation to the Company's stockholders. Under Delaware law, which governs the Company, almost all proposals submitted to a vote of the Company's stockholders (whether submitted by management or a stockholder), require a vote of the majority of the shares *present and entitled to vote at the meeting, whether in person or by proxy*. The Proposal would require a vote of the holders of a majority of all of the Company's *outstanding* shares. Although the Proposal implies that implementation of the Proposal would allow the Company's stockholders to more easily approve all matters submitted to it, the Proposal would actually make it more difficult for the stockholders to approve most routine matters. The Proposal is misleading and omits material facts, because it does not address or explain the fundamental change in voting requirements for all matters submitted to the stockholders that would result from the implementation of the Proposal.

B. The Proposal Contains Unsupported Generalizations and Unsubstantiated Statements of Material Fact

In the past, the Staff has routinely taken the position that a company could, pursuant to Rule 14a-8(i)(3), properly omit a stockholder proposal from its proxy statement if the proposal or supporting statement is misleading due to vagueness and ambiguity. *See,* Wal-Mart Stores, Inc. (April 2, 2001); McDonald's Corporation (March 13, 2001); Comshare, Incorporated (August 23, 2000); Emerson Electric Co. (October 27, 2000); Tri-Continental Corporation (March 14, 2000). In addition, in Staff Legal Bulletin No. 14 (July 13, 2001), the Staff stated that "in drafting a proposal and supporting statement, shareholders should avoid making unsupported assertions of fact," and "should provide factual support for statements in the proposal and supporting statement."

The Proposal is materially misleading, because it contains unsupported generalizations and unsubstantiated statements. The seventh paragraph of the supporting statement, which asserts that "major professionally managed funds" have stated that supermajority voting is not in the "best interest of shareholders," is a very general and unsupported statement. No source for this statement is cited. Moreover, the Proposal does not even identify the "major professionally managed funds" referred to in the supporting statement.

In addition, paragraphs five and six of the supporting statement contain unsubstantiated assertions of a general nature. Paragraph five states that the Investor Responsibility Research Center has reported that "proposals such as [the proposal] have received approval from shareholders at many major corporations." Paragraph 6 states that the "bi-partisan National Conference of State Legislatures has urged states to ban super-majority rules like the rule now in place at U.S. Bancorp." Both statements are extremely vague, and no citations to sources for the statements are provided. Also, in the latter case, the Company was unable to confirm the Proponent's statement by reviewing the Website and publications of the National Conference of State Legislatures. Accordingly, the general and unsubstantiated statements in paragraphs five and six of the supporting statement are materially misleading and excludable under Rule 14a-8(i)(3).

C. The Proposal Impugns the Integrity and Personal Reputation of the Company's Directors

For purposes of Rule 14a-9, the Staff has taken the position that any statement is misleading if it "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." *See* Note to Rule 14a-9. The eighth paragraph of the supporting statement for the Proposal is false and misleading because it impugns the character, integrity and conduct of the Company's directors by asserting without factual basis that the Company's Board of Directors "breached its word" by not including the Proponent's proposal relating to the elimination of the Company's classified Board in its 2002 proxy statement.

In a letter to the Council of Institutional Investors dated October 28, 2001, the officer of the Company who at such time was Corporate Secretary indicated that the Company's Board of Directors had voted to submit such a proposal to the Company's stockholders at the 2002 annual meeting. At a later meeting, based on a new recommendation from the Board's Governance Committee and further deliberation, the Board reconsidered this decision and determined not to include the classified Board proposal in the 2002 proxy statement. In making each of these decisions, the Board exercised its best judgment and acted appropriately.

No member of the Board of Directors communicated with the Proponent or the Council of Institutional Investors or made any agreement on the part of the Company with the Proponent or such organization regarding inclusion of the classified board proposal in the proxy statement. No director "breached" his or her word. Rather, upon further deliberation at a later meeting, the Board changed its previous decision. For the Proponent to state that the Board breached its word is false and misleading and impugns the reputation and character of the Company's directors. Accordingly, the Proposal is excludable under Rule 14a-8(i)(3).

IV. Conclusion

We request the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal from its Proxy Materials for the reasons set forth above. The Staff is entitled to permit complete exclusion of proposals that violate Rule 14a-8(i)(3). However, if the Proposal cannot be omitted in its entirety, the Company believes that, at a minimum, the Proponent should be required to delete the paragraphs of the supporting statement discussed above that are materially false and misleading.

By copy of this letter, we are also notifying the Proponent of the Company's intention to omit the Proposal (including the resolution and supporting statement) from its Proxy Materials. In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter and the attachment to this letter. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope.

The Company expects to file its definitive Proxy Materials with the Securities and Exchange Commission on or about March 3, 2003. Accordingly, this letter is being submitted no later than 80 calendar days before the Company files its definitive Proxy Materials with the Commission.

If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call the undersigned or Sara E. Gross Methner, both of this office, at (612) 340-2600 with any questions or comments regarding the foregoing.

Very truly yours,

Jay L. Swanson

cc: Mr. Gerald R. Armstrong
Ms. Laura F. Bednarski
U.S. Bancorp
Ms. Sara E. Gross Methner

ATTACHMENT A

910 Fifteenth Street, No. 754
Denver, Colorado 80202-2984
November 4, 2002

U. S. BANCORP
Attention: The Secretary
225 South Sixth Street
Minneapolis, Minnesota 55402

Greetings

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of U. S. Bancorp, at the coming annual meeting in 2003, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 9,869 shares (7,274 shares in my own name and 2,595 shares owned in an individual retirement account), shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number --Gerald R. Armstrong, 910 Fifteenth Street, No. 754; Denver, Colorado; 80202-2984; 303:355-1199; together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

In the event that you are presenting an amendment to the articles of incorporation which, if adopted, would create one year terms for members of the board of directors, I ask that the statement I submitted a year ago be printed as I have been the proponent of the resolution which received a 54% vote of the shares outstanding.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong

Gerald R. Armstrong, Shareholder

Enclosure

Express Mail No. ET411724045US

RESOLUTION

That U. S. BANCORP shareholders request the Board of Directors to take the steps necessary in the voting on any matter by shareholders, a simple majority of the shares outstanding shall cause that matter to be binding rather than requiring the super-majority of 80% of the shares outstanding.

STATEMENT

In last year's annual meeeting, *______ shares, or *______% of the shares represented in the meeting, were voted in favor of this proposal; however, our Board has refused to take the actions for its adoption.

As stated in last year's proxy statement, at U. S. BANCORP, shareholders owning a majority of the shares outstanding, may not be recognized by the Board as there is a requirement that matters of significance have a vote of 80% of the shareholders outstanding to be passed.

Under existing rules, if 79% of the shares outstanding vote to approve certain matters and 1% vote "no" or do not vote at all, the 1% of the shares would override the 79% majority.

In a predecessor corporation, this provision was adopted by less than 80% of the shares outstanding and at a time when confidential voting was not allowed and all unmarked proxies were voted in favor of managment.

The INVESTOR RESPONSIBILITY RESEARCH CENTER has reported that proposals such as this have received APPROVAL from shareholders at many major corporations.

The bi-partisan National Conference of State Legislatures has urged states to ban super-majority rules like the rule now in place at U. S. BANCORP.

Major professionally managed funds, including those holding substantial amounts of U. S. Bancorp shares have stated that super-majority rules are not in the best interests of shareholders.

A SIMPLE MAJORITY VOTE REQUIREMENT WILL FACILITATE THE ADOPTION OF THE AMENDMENT FOR THE ANNUAL ELECTION OF ALL DIRECTORS which had 54% of the vote in the 2000 meeting. Although our Board stated it would present this as an amendment at last year's meeting, it breached its word and did not do so which resulted in it receiving a "SHAME ON YOU!" award from the respected Council of Institutional Investors.

The Wall Street Journal (June 19, 2000) reported a survey by the international consultancy of McKinsey & Co. shows that institutional investors would pay an 18% premium for good corporate governance and a spokesman for McKinsey & Co. warned that those that fail to reform will be at a competitive disadvantage in attracting capital to finance growth.

To help increase our shareholder value, please vote "FOR" this proposal.

* *______: these figures are to be furnished by management.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 27, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: U.S. Bancorp
Incoming letter dated December 12, 2002

The proposal requires that the board take the steps necessary to institute simple majority voting.

We are unable to concur in your view that U.S. Bancorp may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the phrase "As stated in last year's proxy statement" from the sentence that begins "As stated in last years . . ." and ends ". . . outstanding to be passed";

- specifically identify the "matters of significance" referenced in the sentence that begins "As stated in last year's. . ." and ends " . . . outstanding to be passed;

- delete the sentence that begins "Under existing rules . . ." and ends ". . . override the 79% majority";

- provide a citation to a specific source for the sentence that begins "The INVESTOR RESPONSIBILITY . . ." and ends ". . . at many major corporations";

- provide a citation to a specific source for the sentence that begins with "The bi-partisan National . . ." and ends ". . . in place at U.S. Bancorp";

- specifically identify the "major professionally managed funds" referenced in the sentence that begins with "Major professionally managed funds . . ." and ends ". . . the best interest of shareholders" and provide a citation to a specific source for that sentence; and

- delete the phrase "breached its word and" from the sentence that begins "Although our Board . . ." and ends ". . . Council of Institutional Investors."

Accordingly, unless the proponent provides U.S. Bancorp with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if U.S. Bancorp omits only those portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Alex Shukhman
Attorney-Advisor